Exhibit 99.14
Consent of Chelsey Protulipac
The undersigned hereby consents to the inclusion of mineral resource estimates and to the use of and reference to their name, in each case where used or incorporated by reference in the annual report on Form 40-F of Allied Gold Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
"Chelsey Protulipac"

Chelsey Protulipac, P. Geo Director, Mineral Resources of Allied Gold Corporation
Dated: March 31, 2026